

November 17, 2010

Mr. John Caldwell
Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R 4N6

    Re: **SMTC Corporation**
             Form 10-K for the Fiscal Year Ended January 3, 2010
             Filed March 19, 2010
             Form 10-K/A for the Fiscal Year Ended January 3, 2010
             Filed May 3, 2010
             File No. 000-31051

Dear Mr. Caldwell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 1. Business

SMTC Suppliers, page 9

1.   We note your disclosure regarding the sufficient availability of raw materials and suppliers to serve your needs. However, statements in your recent press releases and quarterly earnings calls, and specifically the company's second quarter earnings call for 2010, indicate that the electronics industry has faced, and "continues to face electronic parts shortages as component suppliers had reduced inventories and lowered capacity levels during the 2009 recession and have not yet brought on sufficient capacity to meet the industry's needs." We further note that the impact of these shortages has been to increase the company's backlog. Please tell us what consideration you gave to including

Mr. John Caldwell
SMTC Corporation
November 17, 2010
Page 2

a discussion of these shortages in the Business section and Management's Discussion and Analysis, to the extent you determined that these shortages constitute a trend likely to have a material impact on the company's future revenues. Refer to Items 101(h)(4)(v) and 303(a)(3)(ii) of Regulation S-K.

SMTC Customers, page 10

2.   We note from your Risk Factor disclosure on page 14 that you depend on a relatively limited number of customers for a significant percentage of your revenue. Accordingly, please tell us what consideration was given to discussing here the material terms of your business relationships with such customers. Refer to Item 101(h)(4)(vi) of Regulation S-K. Further, please provide us with a quantitative analysis as to whether you are substantially dependent on any one or more customer contracts you may have in place with your top five customers and whether any such contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Backlog, page 13

3.   We note your disclosure indicating that you do not believe backlog covered by firm purchase orders is a meaningful measure of future sales. Yet, on March 11, 2010 the company noted that fourth quarter performance for 2009 was impacted by "industry wide component shortages that caused a substantially higher end of quarter customer order backlog", and in recent quarterly earnings calls the company has emphasized its "unusually high order backlogs as significant volume of orders were stranded due to lack of components."   We further note that the company experienced increased backlog from delayed orders at the front end of the global recession, as discussed in the company's fourth quarter 2008 earnings call. Given the apparent importance of this measure to your business, tell us how you considered disclosing backlog amounts.

Item 9A. Controls and Procedures

Changes in Internal Controls and Procedures, page 40

4.   You state that there have been "no significant changes in [your] internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation…." Please note that Item 308(c) of Regulation S-K requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please confirm, if true, that you met this standard and that you will conform your disclosure to the requirements of Item 308(c) in future filings. Note that this comment applies in part to your Forms 10-Q for the quarterly periods ended April 4 and July 4, 2010 and your response should address your disclosure in the Forms 10-Q to the extent applicable.

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Note 11. Discontinued operations, page F-31

5.   We note your disclosure on page 27 that from a strategic perspective the company needed
        to house the enclosures and large scale systems integration capability in a single facility
        in a lower cost region. Accordingly, the company built such capability in Chihuahua
        Mexico, and closed the Boston site. Tell us how you considered the provisions of ASC
        205-20 in determining to account for the Boston operations as discontinued operations.
        That is, tell us how you considered the migration revenue that has been generated from
        the sale of enclosures systems subsequent to the closing of the Boston operations. As
        part of your response, please describe the customers that you sell enclosures systems to
        subsequent to the closing of the Boston operations and whether they include customers or
        markets that existed prior to the closing of the Boston operations. Further, tell us how
        you have measured the significance of such revenues.

Form 10-K/A for the Fiscal Year Ended January 3, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 4

6.   You do not appear to have provided the complete disclosure required by Item 401(e)(1)
        of Regulation S-K. In particular, for each director, you must briefly discuss the specific
        experience, qualifications, attributes or skills that led to the conclusion that the person
        should serve as a director for the company. We note your disclosure in this regard in
        your Definitive Proxy Statement on Schedule 14A filed on June 21, 2010; however, this
        information should have been disclosed when you amended your Form 10-K filed May 3,
        2010 to include the information required by Part III of the Form. Please advise.

Item 11. Executive Compensation, page 7

General

7.   We note that you have provided executive compensation disclosure for your chief
        executive and financial officers and for only one other executive officer. Please tell us
        why you have not provided executive compensation disclosure for your two other most
        highly compensated executive officers other than your Senior Vice President, Business
        Development. See Item 402(a)(3)(iii) of Regulation S-K. Refer also to Exchange Act
        Rule 3b-7, which includes in the definition of executive officers any vice president in
        charge of a principal business unit, division or function on the one hand or other persons
        performing policy making functions on the other. In your response, specifically address

whether any of the persons identified on your website as members of your "Executive Team" fall within this definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief